FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration No. 175

Santiago, December 2, 2015.

Ger. Gen. No.139/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law No.18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

Today, Enersis S.A. expanded on its response to Official Letter No. 26.429 issued by this Superintendence and which is hereto attached.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

cc.:           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

Santiago, December 2, 2015.

Ger. Gen. N°138/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Avenida Libertador Bernardo O’Higgins N°1.449

Santiago

Ref.: SVS Ordinary Official Letter No. 26.429, dated 27 November, 2015 (the “Letter”).

Dear Sir,

In relation to the response to Official Letter No. 26.429, in references (“the Enersis Response”) submitted yesterday to the Superintendence (“SVS”) and communicated by a significant event, I hereby inform you that the Board of Directors of the Company, by the majority of its members and with the director Mr. Rafael Fernandez Morandé voting against, has approved the entire Enersis Response, in its session held today.

The Board of Directors, by the aforementioned majority, has decided to make the two legal opinions referring to the binding nature of the commitments formulated by Enel S.p.A. (“Enel”), which are mentioned in previous significant events, at the disposal of shareholders and the market in general. Both the Secretary of the Enel’s Board of Directors , Mr. Claudio Sartorelli, and one of the principal legal firms in the Republic of Italy, Ciomenti Studio Legale, represented by its partner, the attorney Mr. Michele Carpinelli, have indicated the binding nature of the abovementioned commitments of Enel under the terms that they are written, under Italian Law.

A copy of the letter sent by the Secretary of Enel S.p.A. is included below:

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

Enel

IL SEGRETARIO DEL CONSIGLIO DI AMMINISTRAZIONE

DECLARACIÓN

Yo, el abajo firmante, Claudio Sartorelli, en mi condición de Secretario del Consejo de Administración de Enel S.p.A. con domicilio en Roma, Viale Regina Margherita 137 certifico

por medio de la presente que:

- de conformidad con la decisión adoptada por el Consejo de Administración de Enel S.p.A. en su sesión celebrada el día 17 de noviembre de 2015, en relación con la operación de reorganización societaria de Enersis y de sus sociedades controladas en Sudamérica,

- de conformidad con el poder que dicho Consejo de Administración, en el ámbito de dicha decisión, ha otorgado a favor de la Presidente Doña Maria Patrizia Grieco para suscribir las declaraciones relativas a los compromisos asumidos por Enel para la realización de dicha reorganización, incluyendo expresamente la delegación de dicha facultad,

- de acuerdo con la delegación conferida por la Presidente de Enel Doña Maria Patrizia Grieco con fecha 23 de noviembre de 2015 (con base en la mencionada decisión) a favor de Don Giulio Fazio para suscribir las mencionadas declaraciones,

Don Giulio Fazio se encuentra plenamente investido de facultades para suscribir las declaraciones enviadas con fecha 23 de noviembre de 2015 y 25 de noviembre de 2015 al Presidente de Enersis S.A., Don Francisco de Borja Acha Besga, en relación con los compromisos asumidos por Enel en el ámbito de la mencionada reorganización

En fe de todo lo anterior,

Claudio Sartorelli

Roma, 25 de noviembre de 2015

In addition, the legal opinion issued by the attorney Mr. Carpinelli, translated to Spanish is included below.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

Estimados señores,

He examinado:

- *El texto del acuerdo adoptado por el Directorio de Enel S.p.A. en su sesión del día 17 de Noviembre de 2015; en particular, el contenido de las obligaciones asumidas por Enel S.p.A. en relación con la reordenación de Enersis, conjuntamente con las implicaciones de estas obligaciones en beneficio de los accionistas minoritarios de las compañías que participan en la operación de reordenación;*
- *El contenido del acuerdo adoptado en la mencionada sesión del Directorio de Enel S.p.A. en la que se autoriza expresamente la asunción por parte de Enel S.p.A. y por parte de Enersis, en lo que le compete, de las obligaciones y además el contenido del acuerdo para empoderar al Presidente de Enel S.p.A., con expreso poder de subdelegación, a la suscripción de la declaración sobre las referidas obligaciones;*
- *La declaración del Abogado Claudio Sartorelli, en calidad de Secretario del Directorio de Enel S.p.A, lo dispuesto por parte del Presidente de Enel S.p.A el día 23 de Noviembre de 2015 a través del cual el Presidente, sobre la base de los poderes de subdelegación otorgados a través del acuerdo en cuestión (y en particular sobre la base de la expresa facultad de subdelegación otorgada al mismo Presidente) ha conferido, en conformidad con las normas legales italianas, un mandato específico con representación al Abogado Julio Fazio para la suscripción en nombre y por cuenta de Enel S.p.A. de las declaraciones sobre las referidas obligaciones;*
- *Las comunicaciones enviadas por parte del Abogado Giulio Fazio y dirigidas al Abogado Borja Acha Besga.*

Sobre la base de todo lo anterior, expreso mi opinión legal que las obligaciones asumidas por parte de Enel S.p.A. son válidas, eficaces y vinculantes, habiendo sido objeto de específica y analítica autorización por parte del Directorio de Enel S.p.A.

Además, expreso la opinión legal que los actos suscriptos por parte del Abogado Giulio Fazio sobre la base de los poderes específicamente otorgados al mismo por parte del Presidente de Enel S.p.A. (a su vez sobre la base de los poderes otorgados al mismo por parte del Directorio de Enel S.p.A.) son válidos y eficaces reproduciendo las antes mencionadas obligaciones de Enel S.p.A., como ya dicho, válidas, eficaces y vinculantes para Enel S.p.A.

En Fe.

Abogado Michele Carpinelli
Chiomenti Studio Legale

Roma, 2 de Diciembre de 2015.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

In addition, the Board of Directors, by the majority previously mentioned , has agreed to disclose that the author of the aforementioned commitments is Enel S.p.A. and not Enersis S.A., and therefore it does not correspond to the Board of Directors of the Company to modify or extend the contents of said commitments.

The director Mr. Rafael Fernandez M., in the session above-mentioned of the Board of Directors held today, expanded on his dissenting vote, stating the following in relation to the Enersis Response to the referenced Letter:

“I. –The SVS is right to delve deeper into the issues from its Letter No. 26.429 given that the letters of Enel contains vague topics and are full of exceptions. We cannot observe in them the obligations described in detail and clearly taken on by the controlling shareholder.

II. – It is my opinion that the way to move forward in order to convert statements of Enel S.p.A into binding commitments is:

a.       For the commitments to be written minutely in a way to make them enforceable.

b.       That Enel S.p.A. appoints a legal representative in Chile, domiciled in Chile and duly guaranteeing its presence in Chile.

c.       That Enel S.p.A guarantees its statements and commitments through, for example, setting up a guarantee of the shares of Enersis S.A. as “a pledge”.

In relation to the requirements of the SVS Letter No. 26.429, within what has been expressed before in points I, II and III, I will detail my opinions on each point.

1.       i) in relation to Non-Conventional Renewable Energies, it is a draft proposal between Endesa Chile and Enel Green Power that must be worked treated as a related-party transaction. In no way can it limit the autonomy of Endesa Chile to develop projects and businesses with third parties, in Chile and in South America.

It seems convenient to me that this agreement is being negotiated and signed before the Extraordinary Shareholders’ Meeting related to the Spin-Off of the companies took place.

ii) In relation to the commitment of a unique investment vehicle, Enel says that it is maintained, given that it will not use other investment vehicles in South America different from Enersis Chile and Américas. But from the wording of the letters, some might argue that it is a new and conditional commitment.

This should be stated clearly that Enel, through Endesa España, assumed this commitment with regards to related-party transactions during Enersis’ capital increase, without any conditions.

It is my opinion, Enel S.p.A. must complement its letter in order to correct this issue, before the Extraordinary Shareholders’ Meetings of the Spin-Off took place.

Second, in relation to the Public Offering of Shares of the eventual Endesa Américas, I maintain my statements which were expressed in my dissenting vote related to the SVS Official Letter No. 25.412.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

I believe that it does contribute to the best interest of Enersis, given that it assumes the generation of value for Enersis shareholders, it offers Endesa Chile shareholders an option that they previously did not have and implies use of proceeds that were provided by the minority shareholders during the capital increase.

Third, in relation to the compensation to Endesa Chile for tax costs, I reiterate my position that it is Enel S.p.A. that must compensate Endesa Chile.

I maintain my opinions expressed on that matter in my dissenting vote related to the SVS Official Letter No. 25.412.

Enel S.p.A. must compensate Endesa Chile, in a period that should not exceed sixty days as of Endesa Chile incurring the payments of the tax costs.

The agreement of the majority of the Board of Directors that Enersis should compensate Endesa Chile is contrary to the best interest of Enersis.

The compensation to Endesa Chile should be treated as an related-party transaction, and therefore, I recommend that the Directors’ Committee of Endesa Chile should issue a pronouncement related to the establishment of conditions in which a detailed agreement must be signed between Endesa Chile and Enel S.p.A., enabling Endesa Chile to make enforceable and demandable with certainty the commitment of compensation, before the Extraordinary Shareholders’ Meeting of the Spin-Off took place.

Sincerely yours,

Lucas D’Agnese

Chief Executive Officer

Enersis S.A.

cc.     Mr. Chairman of the Board of Directors

          Mr. Vice-Chairman of the Board of Directors

          Messrs. Directors

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D' Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: December 9, 2015